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                                                                  Exhibit (b)(1)

                                        April 26, 1999


The Board of Directors
Hilite Industries, Inc.
1671 S. Broadway
Carrollton, Texas  75006

Members of the Board:

     Hilite Industries, Inc., a Delaware corporation ("Hilite"), Hilite Holdings, LLC, a Delaware limited liability company (the "Purchaser"), and Hilite Mergeco, Inc. a Delaware corporation ("Merger Subsidiary"), have proposed to enter into an Agreement and Plan of Merger (the "Agreement"). Pursuant to the Agreement, the implementation of which is contingent on, among other things, completion of debt financing, Hilite will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.01 per share, of Hilite (the "Hilite Common Stock"), other than a portion of such shares held by certain shareholders of Hilite who will retain an equity interest in Hilite (the "Roll-over Shareholders"), at a purchase price of $14.25 per share, net to the seller in cash (the "Tender Offer"). The Agreement also provides that, following such Tender Offer, the Merger Subsidiary will be merged with and into Hilite (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of Hilite Common Stock not previously tendered (other than those shares held by Roll-over stockholders and the Purchaser) will be converted into the right to receive $14.25 in cash. We have assumed, with your consent, that the Transaction will be treated as a recapitalization for financial reporting purposes. You have requested our opinion as to whether the cash consideration to be received in the Transaction by the holders of Hilite Common Stock (other than Roll-over stockholders with respect to their retained Shares) is fair, from a financial point of view, to such holders.

     Bowles Hollowell Conner ("BHC"), a division of First Union Capital Markets Corp. ("FUCMC"), as a part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, tender offers, divestitures, leveraged buyouts, and private placements of debt and equity securities. We have acted as financial advisor to the Board of Directors of Hilite in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, Hilite has agreed to indemnify us for certain liabilities that may arise out of such services, including the rendering of this opinion. FUCMC and/or its affiliates will be participating, with your consent, as documentation agent, administrative agent, syndication agent, lender in the senior secured credit facility, and lender holding subordinated notes with attached warrants, for the financing of the Transaction , for which services FUCMC and/or such affiliates will receive customary compensation. In the ordinary course of business, FUCMC and/or its affiliates may actively trade the securities of Hilite for their own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in securities of Hilite.



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The Board of Directors
Hilite Industries, Inc.
April 26, 1999
Page 2

     In arriving at our opinion, BHC reviewed and analyzed certain publicly available financial information and other information concerning the Company and certain internal analyses and other information furnished to BHC by the Company. BHC also held discussions with members of senior management of the Company regarding the business and prospects of the Company. In addition, BHC:

     (i) reviewed the reported prices and trading activity for the Hilite Common Stock;

    (ii) compared certain financial and stock market information for Hilite with similar information for certain other companies whose securities are publicly traded;

   (iii) reviewed the financial terms of certain recent business combinations which BHC deemed comparable in whole or in part;

    (iv) reviewed the terms of the Agreement as furnished to BHC in draft form dated April 25, 1999; and

     (v) performed such other studies and analyses and considered such other factors as BHC deemed appropriate.

     We have not independently verified any of the information described above and for purposes of this opinion have assumed the accuracy, completeness and fairness thereof. With respect to the information relating to the prospects of Hilite, we have assumed that such information reflects the best currently available judgments and estimates of the management of Hilite as to the likely future financial performance of Hilite. We also have assumed, with your consent, that the final terms of the Agreement reviewed by us in draft form dated April 25 will not vary materially from the draft reviewed by us. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities of Hilite, nor have we been furnished with any such evaluations or appraisals. Our opinion is based on market, economic, and other conditions as they exist and can be evaluated as of the date of this letter.

     In connection with our engagement to provide financial advisory services to the Board of Directors concerning strategic alternatives, we were authorized to solicit, and did solicit, interest from third parties with respect to the acquisition of Hilite. In arriving at our opinion, we have considered the nature, scope, and results of such solicitation. Our advisory services and the opinion expressed herein were prepared for the use of the Board of Directors of Hilite and do not constitute a recommendation to any shareholder as to whether or not any such shareholder should tender shares of Hilite Common Stock in the Tender Offer or how such shareholder should vote
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The Board of Directors
Hilite Industries, Inc.
April 26, 1999
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on the proposed Merger. We hereby consent to the inclusion of this opinion in its entirety as an exhibit to the tender offer or proxy statement of Hilite distributed in connection with the Transaction.

     Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the cash consideration to be received in the Transaction by the holders of Hilite Common Stock (other than Roll-over stockholders with respect to their retained Shares) is fair, from a financial point of view, to such holders.

                                                       Sincerely,

                                                       /s/ Joseph F. Kenny

                                                       BOWLES HOLLOWELL CONNER